

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Daniel Ciporin
Chief Executive Officer
Home Plate Acquisition Corp
P.O. Box 1314
New York, NY 10028

>   **Re: Home Plate Acquisition Corp**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 8, 2021**
>   **CIK No. 0001863181**

Dear Mr. Ciporin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 8, 2021

Prospectus Cover

1. We note your disclosure on the prospectus cover that your anchor investors are unaffiliated with your sponsor team. In view of the disclosure on page 1 that the anchor investors invested in your Sponsor LLC (and accordingly have an indirect interest in founder shares and private placement warrants held by your sponsor), please tell us why you concluded that the anchor investors are not affiliates of the sponsor. Please refer to the definition of "affiliate" in Rule 405 under the Securities Act.

2. Please disclose here the price per warrant at which Jefferies LLC will purchase warrants in the private placement.

<u>The Offering</u>
<u>Founder shares conversion and anti-dilution rights, page 21</u>

3.   You disclose here that the anti-dilution rights attached to the founder shares will result in the founder shares representing 20% of the outstanding common stock, but Section 4.3(b)(ii) of your Second Amended and Restated Charter provides that the anti-dilution adjustment will result in the founder shares representing 25% of the outstanding common stock. Please revise for consistency.

<u>The Offering</u>
<u>Expressions of Interest, page 23</u>

4.   We note your disclosure that, assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised, only 1,250,001 (or 6.25%) of the 20,000,000 public shares sold in this offering would need to be voted in favor of an initial business combination in order to approve it. Given the anchor investors have expressed interest in purchasing up to 1,999,999 units to be sold in this offering, and also have an indirect interest in founder shares and private placement warrants held by your sponsor, please expand your statement here, and elsewhere in your filing, that "a smaller portion" of affirmative votes from other public stockholders would be required to approve a business combination to explicitly state that in certain circumstances, no affirmative votes from other public stockholders would be required to approve a business combination. Please also include disclosure that the anchor investors' interest in the founder shares and private placement warrants may provide an incentive to vote in favor of any business combination, regardless of whether the anchor investors have agreed to vote their shares in favor of any business combination.

<u>Risk Factors</u>
<u>We may engage our underwriter or one of its affiliates to provide additional services to us after this offering..., page 54</u>

5.   Please revise this risk factor to address the private placement warrants Jefferies will purchase in connection with this offering.

<u>Registration Rights, page 149</u>

6.   Please clarify here, if true, that under the registration rights agreement your sponsor has the right to fill up to three of your director positions, and not just the two currently disclosed. In this regard, we note Section 5.1.1 of the agreement filed as Exhibit 10.2 gives the sponsor the right to appoint three directors to your board. Please update the prospectus as necessary.

General

7.   We note that your anchor investor has expressed an interest to purchase up to an aggregate of 1,999,999 units in the offering. We also note your disclosure that the anchor investor may purchase more than the amount for which it expressed an interest in buying. So that investors will be able to determine the minimum amount of your units that will enter the public market through sales to the public, as opposed to the anchor investor, please disclose any ceiling on the amount that may be purchased by the anchor investor. Please also disclose whether the securities held by the anchor investor will be subject to any lock-up provisions.

        Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Alan Annex, Esq.